
LG Electronics Inc.

LG Twin Towers
20, Yeouido-dong, Yeongdeungpo-gu, Seoul, 150-721, Korea
Tel : 82-2-3777-1114

U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03022463

May 20, 2003

* Filing No. : 82-3857

SUPPL

Dear Filing Desk Officer,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed public announcements to the U.S. Securities and Exchange Commission.

- Sales and Handset Sales Results for April 2003 May 20, 2003

We will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

K.O. Kim
Senior Manager
International Finance Group


SEC MAIL PROCESSING
RECEIVED
JUN 03 2003
WASH. D.C. 152 SECTION

Sales and Handset Sales Results for April 2003

(Units: 100 million KRW; 1,000 units)

	April 2003	March 2003	April 2002
Sales (100 million KRW)	17,632	19,305	15,460
By division:			
Digital Appliance	6,289	6,712	5,607
Digital Display & Media	5,044	6,006	5,442
Information & Communications	6,172	6,303	4,233
Other	127	284	178
Handset Sales (1,000 Units)	1,788	1,843	1,047

* The above figures are indicative only and are subject to change.